March 31, 2010

Itzhak Ayalon, President
Enter Corp.
9 Hayarden Street
Moshav Yashresh
D. N. Emek Sorek  Israel. 76838

RE: **Enter Corp.**
  **Amendment No. 2 to Registration Statement**
  **on Form S-1**
  **Filed March 22, 2010**
  **File No. 333-164000**

Dear Mr. Ayalon:

We have reviewed your amended filing and have the following comment.  Where indicated, we think you should revise your document in response to this comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

Please amend to provide a currently dated consent from your independent accountants.

Closing Comments

As appropriate, please amend your registration statement in response to this comment.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and response to our comment.


You may contact Angela Halac, accountant at (202) 551-3398 or Brian Bhandari, accounting review at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.  Please contact Janice McGuirk, examiner at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551-3357 with any other questions.


Sincerely,


John Reynolds,
Assistant Director


cc:  via fax to Carl M. Scherer, Esq.
(617) 997-0098